Mail Stop 3561

April 8, 2010

Troy Alstead
Executive VP & Chief Financial Officer
Starbucks Corporation
2401 Utah Avenue South
Seattle, Washington 98134

> **Re: Starbucks Corporation**
> **File No. 000-20322**
> **Form 10-K: For the Fiscal Year Ended September 27, 2009**

Dear Mr. Alstead:

     We have reviewed your response letter dated March 23, 2010 and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Year Ended September 27, 2009

Item 8. Financial Statements and Supplementary Data

Note 9. Other Intangibles Assets and Goodwill, page 61

1. We note your response to our prior comment 7. However, it appears to us that each of your individual stores represent a self sustaining integrated set of activities and assets conducted and managed for the purpose of providing a returns to investors, pursuant to the definition of a business contained in the glossary of ASC 810-10-20. We base this on: (1) you generate revenues from customers directly through your stores; (2) each store consists of inputs (inventory, the ability to obtain access to products, supplies, equipment, intellectual property including branding, employees, leases and leasehold improvements)

and processes applied to those inputs (point-of-sale software, labor scheduling software, operational processes and employee know-how, procurement and distribution management and back office support processes) that have the ability to create outputs; (3) it does not appear that the operation of an individual store is dependent upon the operation of one or more of your other stores. Moreover, we believe that consideration of factors related to separation of the stores appears to be relevant only in the context of exchange, transfer or business combination transactions. Based on all of the preceding, it appears to us that each of your individual stores represents a business. Therefore, upon closing a store you effectively disposed of a business, and we believe a portion of goodwill should be allocated to the stores closed. Please advise.

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You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief